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July 26, 2022

VIA EDGAR TRANSMISSION

Brian Fetterolf

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street NE
Washington, D.C. 20549

Re:	Avista Public Acquisition Corp. II Amendment No. 1 to Registration Statement on Form S-4 Filed June 13, 2022 File No. 333-264525

Dear Mr. Fetterolf:

On behalf of our client, Avista Public Acquisition Corp. II (the “APAC”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 14, 2022 with regard to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-264525) filed by APAC on June 13, 2022 (the “Registration Statement”). APAC is concurrently providing to the Commission Amendment No. 2 to the Registration Statement, as filed on EDGAR on the date hereof (“Amendment No. 2”). In addition to addressing the comments raised by the Staff in the Comment Letter, Amendment No. 2 includes updates to certain other disclosures and clarifications to the information contained therein.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all captions and references to page numbers in such responses correspond to page numbers set forth in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 filed June 13, 2022

Questions and Answers
Is the completion of the merger subject to any conditions?, page 17

1.	Comment: We note your revised disclosure in response to comment 2. Please revise your disclosure to state that you will resolicit (in addition to recirculate) if the condition to receive either tax opinion is waived and the change in tax consequences is material.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on page 19 of Amendment No. 2.

Securities and Exchange Commission July 26, 2022 Page 2

How does the Sponsor intend to vote its shares?, page 34

2.	Comment: We note your response to comment 3, as well as your revised disclosure that “such purchased securities will not be voted in favor of approving the Business Combination by such purchaser” (emphasis added). Please revise your disclosure to clarify that the purchased securities will not be voted in favor of approving the Business Combination by the SPAC sponsor or its affiliates, or any other third party which would vote at the direction of the SPAC sponsor or its affiliates.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on page 41 of Amendment No. 2.

Ownership of APAC following Business Combination, page 46

3.	Comment: We note your response to comment 4, as well as your amended disclosure that “[r]egardless of the extent of redemptions, the shares of New OmniAb Common Stock owned by non-redeeming shareholders will have an implied value of $10.25 per share immediately upon consummation of the Business Combination.” Please revise to take into account the impact of the money in the trust account based on redemptions and the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, the issuance of the earnout shares and the issuance of shares under the new incentive plan and employee stock purchase plan under each redemption scenario.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 28, 58 and 172 of Amendment No. 2.

4.	Comment: We also note the sensitivity table setting forth certain additional sources of dilution but excluding “the proposed share reserves under the 2022 Plan and the ESPP” and that such aggregate share reserves “will represent 14% and 1.5%, respectively, of fully diluted shares of New OmniAb Common Stock.” Your disclosure elsewhere (e.g., page 123) indicates that the issuance of such shares, once vested and settled or exercised, as applicable, will dilute APAC shareholders. Please revise to account for such shares as a source of dilution here and make conforming changes throughout the proxy statement/prospectus.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 27-31, 56-50 and 170-175 of Amendment No. 2.

Background of the Business Combination, page 169

5.	Comment: In response to comment 17, your revised disclosure states that you declined to pursue a transaction with a potential target due to its early stage of commercialization. Please explain how this differs from the current stage of commercialization for OmniAb.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on page 202 of Amendment No. 2.

Securities and Exchange Commission July 26, 2022 Page 3

6.	Comment: We note your response to comments 21 and 22, as well as your amended disclosure that APAC received “input from Ligand’s representatives regarding a valuation that would be acceptable to Ligand.” We also note your disclosure that “Ligand negotiated for an increase to the pre-money equity valuation of OmniAb for purposes of the proposed transaction, due to its view of the expected growth in the OmniAb business as opposed to that of the Ligand business (other than OmniAb), and the market performance of certain comparable companies.” Please provide a more robust discussion of how Ligand valued OmniAb and assessed APAC’s initial valuation proposal. In particular, please explain the process through which Ligand assessed “the market performance of certain comparable companies,” and include the comparable company analysis in the proxy statement/prospectus, as you do for the analysis reviewed by APAC’s board on page 180.

Response: APAC respectfully advises the Staff that, in considering the value of the OmniAb business relative to APAC’s initial offer on pre-money equity valuation, APAC understands that Ligand management and its Board were primarily focused on finding the most efficient path to making OmniAb a separate, publicly-traded company and obtaining capital and access to future capital to finance the OmniAb business. Ligand did not conduct a comparable public company analysis. Rather, Ligand management and its Board took into account general market conditions and the effective closing of the IPO “window” for OmniAb, the poor trading performance of companies in a similar segment of the market, and a view that a subset of overall market value of Ligand necessarily represented a perceived value of OmniAb. APAC respectfully advises the Staff that this analysis is distinct from that undertaken by APAC and included in the proxy statement/prospectus/information statement, given the APAC Board’s evaluation of a change in control transaction. APAC has revised the disclosure on page 205 of Amendment No. 2 to reflect the foregoing relating to Ligand’s considerations.

7.	Comment: Please discuss the “presentations for the Ligand Board” that Credit Suisse developed according to your disclosure on page 190, and provide us with your analysis of whether such presentations or other materials prepared by Credit Suisse would fall within the purview of Item 4(b) of Form S-4. To the extent that Ligand’s board considered such presentations in its evaluation of the business combination, please also discuss such presentations in the section entitled “The Ligand Board’s Reasons for the Business Combination.”

Response: APAC respectfully advises the Staff that the cited disclosure was referring to general services contemplated under Credit Suisse’s engagement letter; however, Credit Suisse did not develop any presentations for the Ligand Board in connection with the Business Combination. Rather, Credit Suisse provided general feedback on management-prepared presentations with respect to overall market conditions and industry dynamics. Such assistance did not include the preparation or delivery of any materials that were materially related to the Business Combination. Therefore, no “report, opinion or appraisal” was provided by Credit Suisse that would fall within the purview of Item 4(b) of Form S-4. In addition, as no such report, opinion or appraisal was given, there is no reference to such report, opinion or appraisal in Amendment No. 2. APAC has revised the disclosure on page 228 of Amendment No. 2 to clarify the foregoing.

Securities and Exchange Commission July 26, 2022 Page 4

8.	Comment: We also note your disclosure on page 169 that “APAC did not hire a financial advisor,” but you also maintain your disclosure on page 120 that there was “information and advice received from APAC’s management and APAC’s advisors, in valuing OmniAb” (emphasis added). Please reconcile this disclosure by clarifying whether any outside advisors assisted in valuing OmniAb.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on page 141 of Amendment No. 2 and advises the Staff that no outside advisors opined on OmniAb’s valuation.

9.	Comment: We note that at various meetings in February and March, representatives of APAC and Ligand discussed OmniAb’s business model, capabilities, customers, key performance indicators, the competitive landscape, research and development opportunities, planned projects, intellectual property strategy and acquisition strategy. Please revise your disclosure to discuss what in particular was discussed with respect to these topics, as well as the relevant positions of each party and how these topics influenced the terms of the transaction. Please also discuss what in particular was considered with respect to the financial projections for OmniAb.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 204 and 207 of Amendment No. 2 to provide additional detail regarding the topics discussed at such meetings. The discussions concerning these topics did not result in the parties taking different positions that then influenced the terms of the transaction. Rather the discussions were more a forum to provide information and address questions. As such, APAC respectfully advises the Staff that no additional relevant disclosure is necessary in that regard. APAC has, however, provided additional disclosure on page 204 of Amendment No. 2 relating to what the parties considered with respect to the financial projections for OmniAb, as requested by the Staff.

10.	Comment: We note your disclosure on page 182 of the reasons supporting the APAC Board’s decision to recommend the transaction. Please revise the Background to disclose the Board’s discussions relating to these factors and how they supported the conclusions reached by the Board. For example, the disclosure indicates that the APAC Board reviewed industry trends and industry factors indicating that OmniAb is expected to have continued growth potential in future periods, and that diligence investigations and analyses of the industry supported the view that the OmniAb business is one of the leaders in the field, has one of the strongest track records among peer companies, and has increased safety relative to peer companies. Please also include any relevant discussions relating to the potential for commercial growth, the approval of partners’ product candidates, and the potential payments of milestones and royalties. Please ensure your discussion includes both positive and negative discussions by the Board and how these factors influenced the negotiations and terms of the transaction.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 207 and 210-211 of Amendment No. 2.

Securities and Exchange Commission July 26, 2022 Page 5

11.	Comment: Please provide the information required by Item 4(b) of Form F-4 for the due diligence memorandum provided by Malk Sustainability Partners to APAC, or tell us why you believe this is not required.

Response: APAC respectfully acknowledges the Staff’s comments, and advises the Staff that the work performed by Malk Sustainability Partners was not material and no report from Malk was presented to the APAC Board. APAC has revised the disclosure on page 208 of Amendment No. 2 accordingly to remove the mention of Malk Sustainability Partners. As a result, no information is required by Item 4(b) of Form F-4

Projected Financial Information, page 178

12.	Comment: We note your disclosure that because the projected growth rate begins to stabilize in 2045, this was an appropriate year end to apply a terminal value calculation. It is unclear why the possible stabilization of revenue is a reason to extend the projected growth rates in excess of 20 years. Please revise to further explain the basis for providing projected growth rates through 2045.

Response: APAC respectfully advises the Staff that there was no single, substantive driving factor tied to the exact numbers of years included in the projections. However, given the nature of Ligand’s and, in turn, OmniAb’s royalty-bearing business model, Ligand’s internally produced annual forecasts generally reflected a period of time to capture initial sales ramp, potential patent exclusivity for a product, and post-patent expiration to account for a ramp down in revenue as generics entered the market. Thus, the projections running through 2045 were more of a function of the time period in which they were prepared rather than the result of any definitive assumptions used in the forecasts themselves. APAC has revised the disclosure on page 215 of Amendment No. 2 to clarify the foregoing.

13.	Comment: We note your response to comment 27, as well as your amended disclosure. In connection therewith:

•	We note your disclosure that “[t]he majority of the projected milestones and royalties in the first half of the projections (through 2034) are derived from existing partners and pre-existing license agreements.” Disclose a range of royalty rates used in the assumptions as well as assumed milestone payments, and discuss how royalty terms and agreement termination dates were considered in your assumptions. The level of detail provided must be sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 215-216 of Amendment No. 2 to provide more details regarding the assumptions used.

•	We note that footnote (1) indicates that “[r]evenue estimates may include the receipt of certain milestone payments,” but your discussion of “unit economics” indicates that you are also using royalty rates by revenue in your calculations. Please revise such footnote to clarify the role of royalty rates.

Response: APAC respectfully acknowledges the Staff’s comment and has revised footnote (1) on pages 214-215 of Amendment No. 2 to more accurately describe the sources of revenue and risks associated with this revenue.

Securities and Exchange Commission July 26, 2022 Page 6

•	With respect to the “later years” up to 2045, please quantify the “future programs” and “future partners” by year and similarly describe the assumed payment types for each future partner. Please also explain how you determined estimated terms of the agreements for new programs, and disclose a range of assumed royalty rates used as well as assumed milestone payments.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 215-216 of Amendment No. 2 to provide additional information concerning assumed future programs and partners, as well as the assumed range of royalties and milestones.

•	Please disclose whether you used a cumulative probability success rate of 12.1% for all programs. If so, please explain why you believe that such a success rate applies regardless of the stage of development or the target indication of the product candidate. If not, please disclose the success rate used for various stages of development, including product candidates in various stages of clinical trials. Explain the qualitative and quantitative factors that you used in evaluating the “typical industry probabilities” and address how the probability rate here impacts the reliability of the projections.

Response: APAC respectfully acknowledges the Staff’s comment and advises the Staff that Ligand and OmniAb did not use a cumulative probability success rate of 12.1% for all programs, but used specific probabilities depending on the various stages of development. The disclosure on pages 215-216 of Amendment No. 2 has been revised to describe this in more detail.

•	Please disclose whether market and/or geographic region were considered in the projections, such as projected market growth rates or the anticipated share of the total estimated market. If so, please identify the particular assumptions used, including whether the assumptions differed by target indication, and disclose the projected market growth rates and projected market rate penetrations. If you did not consider the market and/or geographic region, please disclose why.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 215-216 of Amendment No. 2 to clarify the assumptions used in the model.

14.	Comment: Please specify the particular milestone that will trigger payment of the $25 million payment of teclistamab. Please also disclose the precise status of teclistamab in the FDA approval process, including the date that Janssen Biotech submitted the Biologics License Application to the FDA and the current status of the FDA’s review process. Please explain why the projections assume that the FDA will grant the Biologics License Application. Please provide similar disclosure in the section entitled “Information About the OmniAb Business.” Please explain in that section that teclistamab received Breakthrough Therapy Designation from the FDA, including an explanation of what this means and the benefits that teclistamab will receive in the FDA approval process, such as rolling review. Please indicate the current stage of clinical trials for teclistamab, and clarify whether trials will continue even if the Biologics License Application is approved. Please also clarify whether Breakthrough Therapy Designation or the BLA can be rescinded based on future results of clinical trials or post-marking information.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 215 and 321 of Amendment No. 2.

Securities and Exchange Commission July 26, 2022 Page 7

Certain Financial Analysis, page 180

15.	Comment: We note your response to comment 28, as well as your amended disclosure. Please also revise to explain how you determined the enterprise value for each of the comparable companies (e.g., through payments from research and services, milestones or royalties).

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on page 217 of Amendment No. 2.

The APAC Board’s Reasons for the Approval of the Business Combination, page 181

16.	Comment: We note your disclosure that the “APAC Board did not consider, or request access to, any additional valuation-related materials that had been prepared in connection with OmniAb’s initially contemplated IPO” (emphasis added). We reissue the comment in- part. Please revise to address whether the APAC board considered or received any valuation-related information in connection with the OmniAb’s initially contemplated IPO (emphasis added).

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on page 218 of Amendment No. 2.

Interests of APAC’s Directors and Executive Officers in the Business Combination, page 185

17.	Comment: We note your response to comment 33, as well as your amended disclosure, and we reissue the comment in-part. Please quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination, including the value of all securities held, the out-of-pocket unpaid reimbursable expenses, any fees due (including the $26,129 related to the administrative services agreement), and any loans that have since been extended (including the $750,000 Promissory Note). Provide similar disclosure for the company’s officers and directors and make conforming changes in appropriate places throughout the proxy statement/prospectus.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 65, 133 and 222 of Amendment No. 2.

Securities and Exchange Commission July 26, 2022 Page 8

The Ligand Board’s Reasons for the Business Combination, page 189

18.	Comment: Please address the consideration by Ligand’s board of the merger consideration and earnout shares, and also disclose what materials/information the board reviewed in making its recommendation (e.g., its “view of the expected growth in the OmniAb business,” as well as its review of “the market performance of certain comparable companies,” each of which are discussed on page 172).

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 205 and 227 of Amendment No. 2.

19.	Comment: We note your risk factor disclosure on page 115 that discusses Ligand and OmniAb’s decision to retain Credit Suisse as their financial and capital markets advisor. Please discuss such decision here and address whether Ligand’s board considered Credit Suisse’s conflict of interest in light of the deferred underwriting commission that Credit Suisse will earn pursuant to its underwriting agreement with APAC if the business combination closes. In connection therewith, please also revise the section entitled “The APAC Board’s Reasons for the Approval of the Business Combination” to address whether APAC’s board considered such conflict.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 136, 207, 222 and 228 of Amendment No. 2.

Involvement of Book-Running Manager of APAC’s Initial Public Offering in the Business Combination, page 190

20.	Comment: We note your response to comment 20, as well as your amended disclosure on page 90 that “[u]p to $3.0 million of the underwriting fee will be fully creditable (to the extent paid) against the” advisory fee of $3.4 million that Credit Suisse will receive as financial advisor to Ligand and OmniAb. We reissue the comment in-part. Please quantify the aggregate fees payable to Credit Suisse upon completion of a business combination, as well as the aggregate fees that would have been payable without the foregoing credit. Please make conforming changes in your risk factor disclosure on page 115 and also discuss the $3.4 million advisory fee in such risk factor. Last, please revise to also disclose whether there any fees paid, due or anticipated to be due in connection with Credit Suisse’s advisory role to Ligand and OmniAb in its previously contemplated separation transaction prior to Credit Suisse’s engagement in connection with this proposed business combination, and quantify such amount to the extent applicable.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 136 and 228 of Amendment No. 2.

21.	Comment: We note your disclosure that Credit Suisse “will be entitled to receive 50% of the $8,050,000 of the aggregate deferred underwriting commissions therefrom in connection with the consummation of APAC’s initial business combination.” Please revise to clarify whether Credit Suisse will only be receiving 50% or if it is possible that it will receive up to 100% of the deferred underwriting commissions. To the extent that other third-parties are receiving the remaining 50%, please identify such parties and their role in the business combination, as well as management’s decision to allocate such deferred fees to such parties. In this regard, we note that APAC’s amended registration statement on Form S-1, filed July 28, 2021, discloses that the remaining 50% “may be paid to third parties not participating in this offering (but who are members of FINRA) that assist us in consummating our initial business combination” and that “[t]he election to make such payments to third parties will be solely at the discretion of our management team, and such third parties will be selected by our management team in their sole and absolute discretion.” To the extent that there are third-parties receiving such fees, please also revise this registration statement in applicable places, including the background section.

Securities and Exchange Commission July 26, 2022 Page 9

In this regard, it appears that you are still accounting for the full deferred fee of $8,050,000, as we note your unaudited pro forma takes such fee into account as a liability on page 69

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on page 226 of Amendment No. 2.

Further, APAC respectfully advises the Staff that Credit Suisse is not entitled to and will not receive any of the remaining 50% of the $8,050,000 of the deferred underwriting commissions, and that APAC management, in its sole and absolute discretion, has determined that no third parties will receive any payments of the remaining 50% of the deferred underwriting commissions.

22.	Comment: Please disclose how the fee credit was obtained, whether Credit Suisse provided APAC, Ligand or OmniAb with any reasons for the credit, and why such parties agreed to the credit. If there was no dialogue and the parties did not seek out the reasons why Credit Suisse is crediting the deferred fee against the advisory fee, despite already completing their services, please indicate so in your registration statement. Further, revise your risk factor disclosure on page 115 to explicitly clarify that Credit Suisse has performed all their obligations to obtain both the deferred underwriting fee and the advisory fee and therefore is gratuitously waiving the right to be compensated in-part due to the credit, and address whether such fee credit is unusual in nature and whether this impacted APAC’s and Ligand’s evaluation of the business combination.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 136 and 228 of Amendment No. 2. Further, APAC respectfully advises the Staff that Credit Suisse continues to provide services under its engagement with Ligand and OmniAb, and thus Credit Suisse will continue to perform its obligations in connection with the advisory fee according to the terms of the engagement.

23.	Comment: We note that Credit Suisse was an underwriter for the initial public offering of APAC and it is advising on the business combination transaction. Please tell us, with a view to disclosure, whether you have received notice from Credit Suisse about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to Credit Suisse for the APAC’s initial public offering.

Response: APAC respectfully advises the Staff that as of the date of this response letter neither it nor Ligand nor OmniAb has received notice from Credit Suisse about it ceasing involvement in the Business Combination. To the extent prior to the consummation of the Business Combination Credit Suisse withdraws from its involvement in the Business Combination, APAC and Ligand will notify their respective stockholders in a manner reasonably calculated to inform them about the withdrawal and its impact on the transaction, if material, and, as may be required by law, by amending or supplementing the proxy statement/prospectus/information statement, as applicable. APAC has revised the disclosure on page 228 of Amendment No. 2 to, among other things, identify certain obligations of Ligand and OmniAb that would survive Credit Suisse’s withdrawal from the Business Combination.

Securities and Exchange Commission July 26, 2022 Page 10

Material U.S. Federal Income Tax Consequences to APAC Shareholders
Material U.S. Federal Income Tax Consequences to Ligand stockholders of the Distribution and of the Merger, page 216

24.	Comment: We note your response to comment 35 that Latham & Watkins LLP will file a long-form Exhibit 8 tax opinion with respect to the tax consequences to Ligand stockholders of the Distribution and of the Merger and that Weil, Gotshal & Manges LLP will also provide an Exhibit 8 tax opinion with respect to the tax consequences of the Domestication and the tax consequences of the Merger to Ligand stockholders. Please revise the prospectus disclosure to indicate that counsel is providing such an opinion, identify each material tax consequence and discuss counsel’s opinion as to each identified tax item and the basis for such opinion. In this regard, we note your disclosure summarizes the conclusion of the anticipated tax opinion to be provided by each of Latham & Watkins LLP and Weil, Gotshal & Manges LLP as closing conditions, but your disclosure does not itself state that counsel has opined that the Distribution will qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355(a) of the Code, that the Merger will not cause Section 355(a) of the Code to apply to the distribution, that the merger will be treated as a reorganization under Section 368(a) of the Code, and that the Domestication qualifies as a reorganization until Section 368 of the Code. Last, please confirm whether Weil, Gotshal & Manges LLP will also be providing a long-form opinion, as it appears so based on the deletion of their name on page 217 when discussing the tax consequences of the domestication. Please refer to Section III.C of Staff Legal Bulletin No. 19.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on (i) page 274 to clearly state that the applicable discussion of material tax consequences is the opinion of Weil, Gotshal & Manges LLP, and (ii) page 272 to clearly state that the applicable discussion of material tax consequences is the opinion of Latham & Watkins LLP. Weil, Gotshal & Manges LLP will file a short form Exhibit 8 tax opinion that confirms the applicable statements. Latham & Watkins LLP will now file a short form Exhibit 8 tax opinion that confirms the applicable statements. APAC respectfully notes that the conclusions that the Distribution and the Merger qualify as reorganizations under the Code are highly fact-dependent and, in light of the higher factual scrutiny and legal standards applicable to Reverse Morris Trust transactions (particularly with respect to factual developments that can affect the application of Section 355(e)), opinions regarding such qualification cannot be given until Closing without making significant assumptions about factual matters that are subject to change. Additionally, providing such opinions, which may be subject to change and/or the inability to issue such an opinion as a closing condition, may cause significant confusion for investors (e.g., if facts and circumstances change such that the closing condition opinion can no longer be given, investors may be confused since such an opinion would already have been provided in the disclosure). To avoid such investor confusion, while still providing the expectations regarding the receipt of such closing condition opinions and opinions regarding the consequences if the Distribution and Merger qualify as reorganizations under the Code, it is more appropriate based on the nature of the tax analysis of these transactions to provide an opinion at Closing. APAC notes that the same concern does not apply with respect to the qualification of the Domestication as a reorganization under Section 368(a)(1)(F) because of the nature of that transaction (merely a change of jurisdiction of APAC) is a more straightforward analysis in comparison to the Distribution and Merger. Accordingly, APAC has revised the disclosure on page 258 per the Staff’s comment to more clearly state Weil, Gotshal & Manges LLP’s opinion regarding the qualification of the Domestication as a reorganization and the consequences thereof.

Securities and Exchange Commission July 26, 2022 Page 11

25.	Comment: We note your disclosure that investors should rely solely upon their tax advisors. While you may recommend that investors consult their own tax advisors, it is inappropriate to state that investors should rely upon their own tax advisors. Please revise accordingly. Refer to Staff Legal Bulletin 19.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure throughout Amendment No. 2 to remove all statements that investors should rely solely on their tax advisors.

26.	Comment: Please revise your discussion throughout the proxy statement/prospectus where you discuss the intended tax treatment of the Distribution and Merger to state that counsel has provided an opinion that these transactions will qualify as reorganizations under the application section of the Code.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the language throughout Amendment No. 2 regarding the opinions related to the Domestication. With respect to the opinions regarding the Distribution and the Merger, please see the response above to Comment 24 with respect to why providing further changes is not appropriate and may be confusing to investors.

Information About the OmniAb Business, page 251

27.	Comment: Please revise your disclosure to clearly disclose early in the Overview that you do not control the progression, clinical development, regulatory strategy or eventual commercialization of any of the therapeutic candidates developed using your platform, as disclosed on page 79. Please state clearly that your future success and the potential to receive milestones and royalties are entirely dependent on your partners’ efforts over which you have no control, and that if your partners determine not to proceed with the future development of a drug candidate discovered or initially developed utilizing your platform, you will not receive the benefits of the partnerships. Please also disclose the extent to which you have access to information related to clinical trial results, serious adverse events, and ongoing communications with the FDA relating to partners’ current programs or the extent to which partners are required to provide you with this information.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 297 of Amendment No. 2. Additionally, APAC has revised the corresponding risk factor on page 94 of Amendment No. 2 to clarify that OmniAb does not have access to information related to its partners’ clinical trial results, including serious adverse events, or ongoing communications with the FDA regarding its partners’ current clinical programs.

Securities and Exchange Commission July 26, 2022 Page 12

28.	Comment: Given that you do not control the progression, clinical development, regulatory strategy or eventual commercialization of any of the therapeutic candidates that are developed using your platform, it is not appropriate to present these products and product candidate in a pipeline table. Please revise the proxy statement/prospectus to remove the pipeline table from the disclosure. You may consider including textual disclosure to describe these collaborations and relationships, but tabular disclosure as a pipeline chart is not appropriate.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 298 of Amendment No. 2. to remove references to a pipeline as well as pictorial representations of development phase columns customarily associated with pipeline charts in the pharmaceutical industry. APAC respectfully submits to the Staff that the revised presentation makes unambiguously clear to stockholders that the chart depicts OmniAb’s partners’ clinical development programs (including prominent logos of such partners), and is generally in line with similar tabular public disclosure used by other publicly-traded companies in the space. Further, based in part on historical interactions with Ligand’s public stockholders, Ligand and OmniAb strongly believe that such presentation is materially important for stockholders to understand the breadth and scope of OmniAb’s partnered clinical programs.

29.	Comment: Where you note that you have 25 OmniAb-derived antibodies in clinical development and two approved products in China, please revise your disclosure to clarify the antibodies and approved products are those of your partners.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 297, 300, 305, 335 and 337 of Amendment No. 2.

30.	Comment: Please disclose the number of customers with which you have entered into collaboration agreements that provide for downstream success-based payments versus those with which you have platform license agreements but do not receive downstream success-based payments.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 309 of Amendment No. 2.

31.	Comment: Please disclose when you expect to begin receiving royalty payments from the sales of zimberelimab and sugemalimab in China. To the extent such payments are material to your results of operations, please disclose the royalty percentage in a range not to exceed 10%, and provide an estimate, to the extent known, of your anticipated royalty payments.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 300 and 336 of Amendment No. 2 to clarify that OmniAb recognized royalty revenue from the sales of zimberelimab and sugemalimab in China in the first quarter of 2022. APAC respectfully advises the Staff that such revenue was not material to OmniAb’s results of operations, and, consistent with the disclosure in Amendment No. 2, OmniAb believes its revenue will be materially driven by milestones, in the shorter term, and by royalties, in the longer term, from its partners’ programs in the United States and Europe.

Securities and Exchange Commission July 26, 2022 Page 13

32.	Comment: We note your reference here, and elsewhere in the proxy statement/prospectus, to your “validated discovery platform.” Please tell us why you believe it is appropriate to state that your platform has been validated give that out of 260 active programs, only 25 have advanced to clinical trials and only two have been approved for commercialization in China.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 302 of Amendment No. 2.

33.	Comment: Please disclose the total amount of payments received (or paid) to date under (i) the Antibody License Agreement with CNA Development LLC, (ii) the Research, Development and Commercialization Agreement with the Cystic Fibrosis Foundation and (iii) the Amended and Restated License Agreement with F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc. Additionally, please disclose the current status of such agreements (e.g., research, compound identification, clinical development, or commercialization). Last, please tell us when you expect to begin paying the CFF milestone payments and whether you have other obligations similar to these milestone payment obligations and whether you are participating in a development or commercialization role in agreements other than the one with CFF.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 321-322 of Amendment No. 2.

OmniAb Management’s Discussion and Analysis Liquidity and Capital Resources
Cash Flow Summary Cash Provided by (Used in) Operating Activities, page 294

34.	Comment: Your disclosure for the three months ended March 31, 2022 partially attributes the change to your working capital accounts to be due to an increase in accounts receivable, when the balance sheets show a decrease. Similarly, for the year ended December 31, 2021, you partially attribute the change to your working capital accounts to be due to a decrease in deferred revenue, when the balance sheets show an increase. Please review your cash flow summary disclosures for accuracy and revise accordingly.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 345-346 of Amendment No. 2.

Index to Financial Statements, page F-1

35.	Comment: Please include page references to OmniAb, Inc.’s unaudited condensed consolidated financial statements for the period ended March 31, 2022.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the index on page F-1 of Amendment No. 2.

Combined Statements of Cash Flows, page F-46

36.	Comment: Please revise the other changes in operating assets and liabilities line item to present changes in other assets separately from other liabilities and further breakout any material components. Refer to ASC 230-10-45-7 and 45-29.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on pages F-50 and F-77 of Amendment No. 2.

Securities and Exchange Commission July 26, 2022 Page 14

37.	Comment: Your accounts receivable and deferred revenue balances both increased from December 31, 2020 to December 31, 2021. Please tell us how these increases resulted in an accounts receivable cash inflow and a deferred revenue cash outflow for the year ended December 31, 2021.

Response: APAC respectfully acknowledges the Staff’s comment and advises the Staff that, in December 2021, OmniAb entered into a contract with a customer that included an unconditional right to payment in advance of services being performed. As a result of this right, OmniAb invoiced for its services, resulting in accounts receivable of $11,344,000 and a corresponding deferred revenue balance as of December 31, 2021. OmniAb presented the change in these balances net within cash flow to remove the non-cash item. The change in accounts receivable and deferred revenue after removing this $11,344,000 gross-up is a cash inflow of $6,019,000 and cash outflow of $6,717,000 respectively. In accordance with Accounting Standards Codification 230, Statement of Cash Flows, this balance of $11,344,000 has been disclosed under the “Supplemental disclosure of cash flow information” for the year ended December 31, 2021 in the Combined Statement of Cash Flows on page F-50 of Amendment No. 2.

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Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8891 or by e-mail at jackie.cohen@weil.com.

Sincerely yours,

/s/ Jaclyn L. Cohen
Jaclyn L. Cohen

cc:   Benjamin Silbert

General Counsel

Avista Public Acquisition Corp. II

Raymond Gietz, Weil, Gotshal & Manges LLP

Matthew Bush, Latham & Watkins, LLP

Matthew Korenberg, Ligand Pharmaceuticals Incorporated